Annual Statement as to Compliance
For the Year Ended December 31, 2007

Citigroup Commercial Mortgage Securities Inc.
Series 2007-CD4
JQH Hotel Portfolio under JPMC 2006-LDP7

Pursuant to Section 3.13 of the Pooling and Servicing Agreement governing the referenced transaction, I hereby attest that:

i.    A review of the activities of Capmark Finance Inc. as Master Servicer during the period, and of its performance under this Pooling and Servicing Agreement, has been made under my supervision.

ii.   To the best of my knowledge, based on such review, Capmark Finance Inc. as Master Servicer, has fulfilled all of its obligations under this Pooling and Servicing Agreement in all material respects throughout the period.

Capmark Finance Inc.

/s/ Mark E. McCool

By:	Mark E. McCool
Title:	Managing Director
Date:	February 20, 2008

.inv 598   lib A

Capmark Finance Inc.
116 Welsh Road
Real Estate Finance, Investment, Services	Horsham, Pa 19044